ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

KIMBERLY L. RUDGE, ESQ

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

January 19, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:      W Technologies, Inc.

 Form 10-12G

 Filed December 18, 2020

 File No. 000-24520

Ladies and Gentlemen,

We acknowledge receipt of the comments from the staff of the Division of Corporate Finance (the “Staff”) set forth in the Staff’s comment letter dated January 11, 2021 (the “Staff Letter”) addressed to Mikael Lundgren, Chief Executive Officer of W Technologies, Inc. (the “Company”) regarding the Company’s registrant statement on Form 10-12G filed December 18, 2020. We have electronically filed herewith on behalf of the Company Amendment No. 1 (the “Form 10/A”) to the above-referenced Form 10-12G. The Form 10/A is marked to show changes made from the previous filing. We have included a narrative response herein keyed to the comment of the Staff set forth in the Staff Letter. We trust you shall deem the contents of this letter responsive to the Staff Letter.

Registration Statement on Form 10-12G filed December 18, 2020

Security Ownership of Certain Beneficial Owners and Management, page 16

Comment 1.     Please revise to reflect the ownership interest of MACA through the 1,000,000 shares of Series F Stock you recently issued, each of which is convertible into 200 shares of common stock. Refer to Item 403(a) of Regulation S-K. In doing so, please disclose the natural holder that controls MACA.

Response:     The Company acknowledges the Staff’s comment and has revised the table in “Security Ownership of Certain Beneficial Owners and Management” in the Form 10/A to reflect MACA as a 5% stockholder. The revised table is reproduced below for your convenience (insertions identified by underline; deletions identified by strikethrough):

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

January 19, 2021

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 19, 2021~~December 16, 2020~~, by:

●	Each director and each of our Named Executive Officers,
●	All executive officers and directors as a group, and
●	Each person known by us to be the beneficial owner of more than 5% of our outstanding common stock.

As of January 19, 2021~~December 16, 2020~~, there were 3,355,016 shares of our common stock outstanding.

The number of shares of common stock beneficially owned by each person is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after January 19, 2021~~December 16, 2020~~, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Named Executive Officers and Directors:
Mikael Lundgren	0		0.0%
All executive officers and directors as a group (1 person)	0		0.0%

5% Stockholders:
Charles Flynn c/o Mid Atlantic Capital Associates, Inc. 405 Kings Road London U.K. SW100BB	200,000,000	(2)	98.4	% (3)
Daniel Belanger 14-4625 Grand Blvd. Montreal, QC Canada H4B 271	550,000		16.4%
Fotis Andrianakos 449 Lake Shore Rd. Baconsfield, OC H9W 4J4 Canada	237,931		7.1%
Arkea Direct Bank Options/Equities Omnibus Account 100 Boulevard du Souverain 1170 Bruxelles	225,001		6.7%
Triad Residential Trust 449 Lakeshore Rd. Beaconsfield, OC H9W 4J4	200,000		6.0%
B. R. Rodriguez-Grullon 665 Rue Sabrina Laval, OC H7R 0B1	185,133		5.5%

(1)	Based on 3,355,016 shares of common stock outstanding on January 19, 2021.

(2)

Represents 200,000,000 shares of common stock which MACA has the right to acquire upon conversion of 1,000,000 shares of Series F Convertible Preferred Stock (the “Series F Stock”) held by MACA. Mr. Flynn is the sole owner of MACA. Each share of the Series F Stock is convertible into 200 shares of common stock, subject to customary adjustments for stock splits, etc., and has a number of votes equal to the number of shares of common stock into which it is convertible, voting with the common stock together as one class, which currently results in all 1,000,000 shares of Series F Stock having 200 million votes.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

January 19, 2021

(3)

As of January 19, 2021, MACA does not hold any shares of common stock. The percent of class reflects the percentage of shares of common stock that MACA would hold if all 1,000,000 shares of Series F Stock were converted into 200,000,000 shares of common stock. If MACA exercised its right to convert its 1,000,000 shares of Series F Stock and 200,000,000 shares of common stock were issued to MACA, resulting in 203,355,016 shares of common stock outstanding, MACA would hold 98.4% of the then-outstanding common stock.

MACA Transaction, page 17

Comment 2.     Revise to disclose the conversion rate of the convertible note that MACA holds.

Response:     The Company acknowledges the Staff’s comment and has revised the Form 10/A to include the following disclosure under “Security Ownership of Certain Beneficial Owners and Management—MACA Transaction” (insertions identified by underline):

MACA Transaction

On November 6, 2019, we entered into an agreement (the “11/6/19 Agreement”) with MACA pursuant to which MACA would acquire a controlling equity interest in the Company through certain transactions. By Letter Agreement dated December 7, 2020 (the “12/7/20 Agreement”), the 11/6/19 Agreement was replaced in full. The 12/7/20 Agreement provides that (i) the Company would assign a new note of the Company, of which $399,832 is principal and interest of $173,400 (the “Note”) to MACA; (ii) the Company will cancel certain preferred stock of the Company; (iii) the Company would issue 550,000 restricted shares of common stock of the Company, valued at $275,000; (iv) the Company would issue a convertible note for $40,753 to MACA in repayment of expenses paid by MACA (the “Expense Note”), and (v) the Company would issue 500,000 shares of newly designated Series F Preferred Stock of the Company (the “Series F Stock”) to MACA. Subsequent to the execution of the 12/7/20 Agreement, the Company and MACA amended some of the terms of the 12/7/20 Agreement by oral agreement. Pursuant to such agreements, on December 9, 2020, the Company filed Certificates of Withdrawal with the Secretary of State of the State of Delaware to withdraw the Certificates of Designation for the Company’s Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as no shares of any such series of preferred stock remained outstanding. On December 10, 2020, the Company designated 1,000,000 shares of its preferred stock as the Series F Convertible Preferred Stock (the “Series F Stock”). Each share of the Series F Stock is convertible into 200 shares of common stock, subject to customary adjustments for stock splits, etc., and has a number of votes equal to the number of shares of common stock into which it is convertible, voting with the common stock together as one class, which currently results in all 1,000,000 shares of Series F Stock having 200 million votes. On December 11, 2020, all 1,000,000 shares of Series F Stock were issued and sold to MACA for total consideration of $100. Following this sale, MACA has the ability, through its ownership of Series F Stock, to elect directors of its choosing and thus is able to control the direction of the Company. The Series F Stock also participates in distributions with the common stock on an as-converted basis. The shares of common stock as referenced in clause (iii) above were issued to Daniel Belanger as representative of certain current and prior shareholders.

On December 16, 2020, the Company issued the Note in the principal amount of $573,232 to MACA. The Note bears interest at the rate 8% per annum and matures on December 16, 2023. Any amount of principal or interest on the Note that is not paid when due bears interest at the Default Interest rate of 22% per annum. Pursuant to the terms of the Note, MACA has the right from time to time, and at any time during the period beginning on the date which is 180 days following December 16, 2020 and ending on the later of (i) the maturity date and (ii) the date of payment of the Default Amount (as defined in the Note), each in respect of the remaining outstanding amount of the Note to convert all or any part of the outstanding and unpaid amount of the Note into fully paid and non-assessable shares of the Company’s common stock, subject to, among other things, a 4.99% equity blocker.

The number of shares of common stock to be issued upon each conversion of the Note will be determined by dividing the Conversion Amount by the applicable conversion price. The term “Conversion Amount” means, with respect to any conversion of the Note, the sum of (1) the principal amount of the Note to be converted in such conversion plus (2) at MACA’s option, accrued and unpaid interest, if any, on such principal amount at the interest rates provided in the Note to the conversion date, plus (3) at MACA’s option, Default Interest, if any, on the amounts referred to in the immediately preceding clauses (1) and/or (2) plus (4) at MACA’s option, any amounts owed to MACA pursuant to the terms of the Note.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

January 19, 2021

The conversion price is the average of the lowest two Trading Prices for the Company’s common stock during the 10 trading day period ending on the latest complete trading day prior to the conversion date. “Trading Price” means the closing price on the OTC as reported by a reliable reporting service designated by MACA (i.e. Bloomberg) or, if the OTC is not the principal trading market for such security, the closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no closing bid price of such security is available in any of the foregoing manners, the average of the closing bid prices of any market makers for such security that are listed in the “pink sheets”. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the conversion price of such Notes.

The Expense Note was issued, as described above. In connection with these transactions, but prior to their full consummation, on February 21, 2020, Mikael Lundgren became the sole officer and director of the Company.

Directors and Executive Officers, page 18

Comment 3.     Please revise to disclose, if true, that Mr. Lundgren was also appointed as Chief Financial Officer and director of Universal Resources on February 1, 2018. Refer to Item 401(e) of Regulation S-K.

Response:     Mr. Lundgren was appointed as Chief Financial Officer and director of Universal Resources on February 1, 2018 and continues to serve in these capacities, although Universal Resources is currently dormant. The Company has updated its disclosure in the Form 10/A to reflect this. The following disclosure is included on page 18 of the Form 10/A under “Directors and Executive Officers” (insertions identified by underline; deletions identified by strikethrough):

Since February 2020, Mr. Lundgren has served as our Chief Executive Officer and~~sits on the board of directors as the Company’s~~ sole director ~~and also serves as our Chief Executive Officer. He was appointed in February 2020.~~ Prior to that time, Mr. Lundgren provided consulting services. In addition, Mr. Lundgren has served as an advisor to Royal Deals Abu Dhabi since 2016. Since March 2020, he has also served as a director at United Hunter Oil and Gas, a company focused on the exploration and production of oil. Since February 2018, Mr. Lundgren has served as Chief Financial Officer and a director of Universal Resources. On October 17, 2019, the SEC entered an order revoking registration of Universal Resources’ securities registered pursuant to Section 12 of the Exchange Act, effective October 18, 2019. Universal Resources is currently dormant. From 2017 to 2018, Mr. Lundgren served as Chief Operating Officer of Broadside Enterprises, Inc. Mr. Lundgren graduated from Lund University with an LLM.

Description of Registrant’s Securities to be Registered, page 20

Comment 4.     We note the exclusive forum provision included in your amended and restated bylaws. Please include a description of such provision in this section and to the extent applicable, include any risk factor disclosure that addresses any related risks or other impacts on investors.

Response:     The Company acknowledges the Staff’s comment. In response thereto, the Company has included the following description of the exclusive forum provision included in the Company’s amended and restated bylaws (see page 21 of the Form 10/A, under “Description of Registrant’s Securities to be Registered—Exclusive Forum Provision”):

Exclusive Forum Provision

Our Bylaws provide that, unless the Company consents in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located with the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

January 19, 2021

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Bylaws. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The exclusive forum provision contained in the Company’s Bylaws may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

In addition, the Company has included the following risk factor in the Form 10/A (see “Risk Factors—The Company’s amended and restated bylaws (the “Bylaws”) require that the sole and exclusive forum for certain actions be a state or federal court within the state of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders” on page 11 of the Form 10/A):

The Company’s amended and restated bylaws (the “Bylaws”) require that the sole and exclusive forum for certain actions be a state or federal court within the state of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Our Bylaws provide that, unless the Company consents in writing, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located with the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Bylaws. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Report of Independent Registered Public Accounting Firm, page F-2

Comment 5.     Please revise to include a report of the independent registered public accounting firm which indicates the city and state where issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. In the Form 10/A, the Company has included a report Slack & Company CPAs LLC, the Company’s independent registered public accounting firm, that indicates that the report was issued in Fort Mill, SC. See page F-2 of the Form 10/A.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

January 19, 2021

If the Staff has any further comments regarding the Form 10/A, please feel free to contact the undersigned.

Sincerely,

Anthony L.G., PLLC

By: /s/ Laura Anthony

       Laura Anthony, Esq.

cc:          Linda Cvrkel/U.S. Securities and Exchange Commission

Mara Ransom/U.S. Securities and Exchange Commission

Tony Watson/U.S. Securities and Exchange Commission

Cara Wirth/U.S. Securities and Exchange Commission

Mikael Lundgren/W Technologies, Inc.

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